March 20, 2006

Via Mail and Fax

Mr. Dean E. Taylor
President and Chief Executive Officer
Tidewater Inc.
601 Poydras Street
New Orleans, LA 70130

	RE: 	Tidewater Inc.
		Form 10-K: For the Year Ended March 31, 2005
		Form 10-Q: For the Period Ended December 31, 2005
		File Number: 001-11605

Dear Mr. Taylor:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filings. Where indicated, we believe you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Year Ended March 31, 2005

Items 1 and 2.  Business and Properties, page 3
Industry Conditions, Competition and Customers, page 8

1. In regard to the 70% of the domestic supply vessel fleet that has been cold stacked, please tell us and disclose the total number of vessels categorized as such. Of these vessels, tell us and disclose the number and aggregate carrying amount not considered impaired, as well as the basis for this conclusion and your plans to utilize these vessels.

2. Please disclose the name of customers from which you obtain 10% or more of your consolidated revenues, in accordance with Item
101(C)(1)(vii) of Regulation S-K

Notes to Consolidated Financial Statements, page F-11
Note (1) Summary of Significant Accounting Policies, page F-11
Properties and Equipment, page F-11

3. Please explain to us and in your disclosure whether the amortization period of 30 months for major repair costs is the same as or different than the extended useful life of the related asset.
If
different, explain to us why it is proper to amortize these costs over a period that is not the same as the extended useful life.

Impairment of Long-Lived Assets, page F-12

4. Please explain to us why it is proper to group vessels for impairment testing versus performing the test on an individual vessel basis. Tell us the number of vessel groupings and vessels within each grouping. Explain to us how the net cash flows of an individual vessel within a grouping represent recoverability of the carrying amount of the other vessels within the grouping, in particular any in the grouping that may be cold stacked. Tell us how the determination of your groupings complies with the definition of "asset group" in paragraphs 4 and 10 of FAS 144.

5. Please explain to us how you further refined the asset groupings for impairment testing and why it was appropriate to do so.
Explain
to us how the testing under the new groupings is a better measure of impairment than under prior groupings.

Note (3) Impairment of Long-Lived Assets, page F-16

6. For all vessels withdrawn from service, please tell us and disclose in your filings the number of vessels and aggregate carrying amount each for those carried at liquidation value, at scrap value, and any other value at each balance sheet date presented. Tell us and disclose where vessels withdrawn from service are classified within each balance sheet presented. If any vessels are not classified as held for sale, explain to us why it is proper to cease depreciation on these vessels as indicated on page 19. In this regard, refer to paragraphs 28 and B62-B65 of FAS 144. For those classified as held for sale, tell us and disclose how many have been sold, the aggregate sale proceeds and how the sale proceeds relate to the carrying amounts of the remaining vessels withdrawn from service. For vessels not classified as held for sale, please tell us and disclose your plans for them.

Note (4) Income Taxes, page F-17

7. It is not clear from your disclosure why the gross amount of deferred tax assets associated with foreign net operating loss carryforwards at March 31, 2004 of $13.989 million were reduced to zero in 2005. Please explain.

Note (5) Long-term Debt and Revolving Credit Agreement, page F-19

8. Please disclose the weighted average interest rate applicable to amounts outstanding under the revolving credit agreement as of the date of each balance sheet presented, in accordance with Rule 5-
02.19(b) of Regulation S-X.

Note (8) Capital Stock, page F-24

9. We note your use of a five year weighted-average expected stock option life for awards granted in each of the last five years, which generally have ten year terms and three year vesting periods. It appears the actual annual rate of option exercises implies a weighted-average life longer than five years. Therefore, please tell us the actual average length of time grants have remained outstanding in the past and why you believed a five year weighted-average life was appropriate.

Form 10-Q: For the Period Ended December 31, 2005

Item 2. Management`s Discussion and Analysis, page 10
Vessel Class Statistics, page 15

10. We note that you have a significant number of vessels that you consider either withdrawn from service, cold stacked and/or impaired.
It is not clear from your disclosures the activity within each category and how each category relates to the others. In this regard, please provide us with a schedule that reconciles and analyzes in clear detail the number of vessels within each category at each quarter end since March 31, 2004. The schedule should present a separate line for each type of activity applicable within a category
(such as additions (by type, if appropriate) and removals (by type, for example returned to service, sold or otherwise disposed, etc.).
Tell us how vessels in one category relate to the vessels in the other two categories (e.g., vessels in one category that are included in one or both of the other categories). Please consider including a similar schedule in your filings. Such a schedule should be accompanied by disclosure that discusses the manner in which vessels have been disposed and any related proceeds.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309, Lyn Shenk at 202-551-3380, or me at 202-
551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: J. Keith Lousteau, Executive Vice President and Chief
Financial Officer